GZI Hub, Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of GZI Hub, Inc. refer to GZI Hub, Inc., a corporation formed on December 18th, 2020 in Delaware (the "Company"). The Company's physical address is 55 M St NE, Washington, DC 20002.

You may contact the Company by emailing sean.adler@gzi.finance. This annual report is posted on the Company's website, https://www.gzi.finance. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

GZI Hub, Inc. ("GZI" or "Company") is a corporation formed on December 18th, 2020 in Delaware. The Company's physical address is 55 M St NE, Washington, DC 20002. The Company's web site may be accessed at https://www.gzi.finance.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Sean Adler

Board positions with GZI Hub, Inc.

Dates	Position	Principal Occupation
12/18/2020 – Present	Director	Board Director

Positions with GZI Hub, Inc.

Dates	Position	Responsibilities
12/18/2020 – Present	CEO	

Dates	Organization	Title, Principal Business, and Responsibilities
09/04/2019 – 12/18/2020	GZI, LLC	CEO

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Sean Adler owns 10,000,000 shares of Class F Common Stock representing a voting power of 99.25%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

GZI Hub, Inc. provides AI back tested data.

Products/Services:

GZI aims to deliver alternative data to users in search of higher returns and less volatility. Alternative data utilizes a combination of AI-back testing and untraditional factors to help investors get more accurate, faster, and granular insights/metrics.

We combine traditional financial AI (back testing, variance weighting, pairing, exchange rates, commodities values, etc.), elements of biotech specific data (regulatory science, molecular pharmacology), time-zones across the 16 countries the data pertains to, and advanced fundamental analysis (decision trees trained on key financial ratios, modified into sector breakdowns).

Utilizing AI-back tested pairing strategies in combination with time zones and exchange rates (EST 0:00-16:00) keeps a portfolio systematically running roughly 120 hours a week while the exchange rates balance out minor price fluctuations.

Distribution Channels:

We aim to license our data to brokerages and investment firms around the world whose Assets Under Management (AUM) are between $1M-$1B. GZI Hub, Inc. plans to leverage the networks of some of the world's leading tech accelerators and utilizes a combination of referrals to hedge funds and family offices with social media marketing and targeted ads.

Competition:

Companies like Tradingview and ICE are our main competitors.

5. How many employees does the Company currently have? (§ 227.201(e))

The Company currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Risks from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service

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that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

7. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue

our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

11. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

13. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

14. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

15. Disclaimer: Nothing contained on this page constitutes tax, legal, insurance or investment advice. Neither the information, nor any opinion, contained on this page constitutes a solicitation or offer by the Company or its affiliates to buy or sell any securities, futures, options or other financial instruments, nor shall any such security be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase, or sale would be unlawful under the securities laws of such jurisdiction.

16. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies

or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United

States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Class F Common Stock	10,221,600	10,000,000	Yes	Hold 10 votes per share. The holders of record of the shares of Class F Common Stock, exclusively and as a single class, shall be entitled to elect one (1) director of the Corporation (the "Class F Director"). The Class F Director shall be entitled to two (2) votes at all meetings of the board of directors of the Corporation and any committee thereof (and written actions in lieu of meetings). Please see the "Amended and Restated Certificate of Incorporation of GZI HUB, INC." for further disclosure.

Class A Common Stock	11,995,400	742,139	Yes	Hold 1 vote per share.
Class B Common Stock	334,040	12,263	Yes	Hold 1 vote per share.

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of GZI Hub, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in GZI Hub, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Sean Adler	$90,000	7%	Payable On Demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2020	Common Stock	$2,374	Section 4(a)(2)	Issuance of founder shares
02/2022	Common Stock	$10,301	Regulation CF	Operational Expenses

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person	Relationship to Company	Nature of Interest in Transaction	Amount of Interest
Sean Adler	CEO	Debt	$90,000

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

GZI Hub, Inc. (the "Company") was originally formed as an LLC on September 4, 2019 and converted to a C-Corp on December 18, 2020 in the State of Delaware. The Company uses alternative data to build portfolio investments for its users who can transfer their portfolios to a broker of their choice.

The Company is still pre-revenue.

During 2021, the Company had operating expenses of $58,249 and other income from PPP loan forgiveness of $18,750, resulting in a net loss for the year of $39,499. During 2020, the Company had operating expenses of $3,138, resulting in a net loss for the year of $3,138.

During 2021, the Company received $18,750 from a PPP loan. This loan has been forgiven and no money is owed. Additionally, the Company received $32,345 in the form of a note payable from CEO Sean Adler. During 2022, the amount of the note payable increased $57,655 to $90,000.

At the end of 2021, the Company raised gross proceeds of $10,301 in exchange for 12,263 shares of Class B Common Stock from a Regulation CF Offering.

Effective September 1, 2021, the Company implemented an equity incentive plan reserving 1,135,733 shares of common stock for issuance under the plan. During 2021 the Company issued 1,712 stock options to advisors of the Company for services rendered. The Company currently has 63,281 Class A common options issued; 1,072,452 shares of Class A common stock reserved for future option issuance.

During 2021, the Company issued 445,157 warrant securities to Founder Institute.

The Company had previously issued 166,196 warrant securities to Kiwitech. However, that agreement was terminated at the end of 2021 with no cash being exchanged or securities being issued.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

GZI Hub, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

GZI Hub, Inc. will file a report electronically with the SEC annually and post the report on its web site (https://www.gzi.finance) no later than 120 days after the end of each fiscal year covered by the report.

GZI Hub, Inc.

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

GZI HUB, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
GZI Hub, Inc.
Washington, D.C.

We have reviewed the accompanying financial statements of GZI Hub, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 21, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

GZI HUB, INC.

Balance Sheets
December 31, 2021 and 2020

Assets		2021		2020
Current assets:				
Cash	$	2,362	$	-
Total current assets	$	2,362	$	-

Liabilities and Stockholders' Deficit

Current liabilities:				
Notes payable - stockholder	$	32,345	$	-
Accounts payable		-		764
Total current liabilities		32,345		764
Stockholders' deficit:				
Common stock at $0.0001 par value, 22,551,040 shares authorized, 113,736 shares issued and outstanding as of December 31, 2021 and 100,000 shares issued and outstanding as of December 31, 2020		11		10
Additional paid-in capital		12,643		2,364
Accumulated deficit		(42,637)		(3,138)
Total stockholders' deficit		(29,983)		(764)
Total liabilities and stockholders' deficit	$	2,362	$	-

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Statements of Operations
For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ -	$ -
Operating expenses	58,249	3,138
Operating loss	(58,249)	(3,138)
Other income:		
Paycheck protection program loan forgiveness	18,750	-
Net loss	$ (39,499)	$ (3,138)

See report of independent accountants and accompanying notes to financial statements.

3

GZI HUB, INC.

Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2021 and 2020

	Members' Equity	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2020	$ -	$ -	$ -	$ -	$ -
Conversion to C-Corp	-	10	2,364	-	2,374
Net loss	-	-	-	(3,138)	(3,138)
Balance December 31, 2020	-	10	2,364	(3,138)	(764)
Issuance of stock	-	1	10,279	-	10,280
Net loss	-	-	-	(39,499)	(39,499)
Balance December 31, 2021	$ -	$ 11	$ 12,643	$ (42,637)	$ (29,983)

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Statements of Cash Flows
For the years ended December 31, 2021 and 2020

Cash flows from operating activities:			
Net loss	$	(39,499) $	(3,138)
Adjustments made to reconcile net loss to net cash from operating activities:			
Paycheck Protection Program loan forgiveness		(18,750)	-
Changes in operating assets and liabilities:			
Accounts payable		(764)	764
Net cash used in operating activities		(59,013)	(2,374)
Cash flows from financing activities:			
Issuance of notes payable - stockholder		32,345	-
Proceeds from Paycheck Protection Program loan		18,750	-
Issuance of stock		10,280	2,374
Net cash provided by financing activities		61,375	2,374
Net change in cash		2,362	-
Cash, beginning of period		-	-
Cash, end of period	$	2,362 $	-

See report of independent accountants and accompanying notes to financial statements.

GZI HUB, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Description of Business: GZI Hub, Inc. (the "Company") was originally formed as an LLC and converted to a C-Corp on December 18, 2020 in the State of Delaware.   The Company uses alternative data to build portfolio investments for its users who can transfer their portfolios to a broker of their choice.

The Company's strategic plan for 2022 and beyond is focused on launching the Minimum Viable Product ("MVP"), to capture marquee customers and early adopters among the following enterprise verticals: hedge funds, private equity, investment management, and financial technology which will shape the MVP into a production ready system that the Company will monetize and take to market. The Company intends to build the infrastructure needed to secure and develop the platform and will start expanding their sales and marketing strategies which include target ads, professional algorithmic marketing teams, and key executive hires. The Company believes the execution of its strategic plan along with funds raised from its crowdfunding campaign and capital contributions from its investors will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense was $3,875 during 2021. There were no advertising expenses in 2020.

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the statements of operations (see Note 5).

Subsequent Events: Management has evaluated subsequent events through February 21, 2022, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   **Notes Payable – Stockholder:**

The Company has various notes payable outstanding from a stockholder of the Company with a total principal balance of $32,345 at December 31, 2021. The notes are due on demand and bear interest at 7% per annum during the period from the demand of payment until the payment date. The full balance of the notes were outstanding at December 31, 2021.

3.   **Stockholders' Accounts:**

Pursuant to the Company's amended articles of incorporation, the Company is authorized to issue 22,551,040 shares of stock at $0.0001 par value per share. The shares authorized are split as follows: 11,995,400 shares of Class A Common Stock; 334,040 shares of Class B Common Stock; 10,221,600 shares of Class F common stock. The Company had 113,736 and 100,000 shares of Class A Common Stock issued and outstanding at December 31, 2021 and 2020, respectively. Common stock holders have voting rights with Class F holders receiving ten votes per share and Class A and Class B holders receiving one vote per share.

3.   **Stockholders' Accounts, Continued:**

Effective September 1, 2021, the Company implemented and equity incentive plan reserving 1,135,733 shares of common stock for issuance under the plan. During 2021, the Company issued 1,712 stock options to advisors of the Company for services rendered. These options were considered to have minimal to no value upon issuance. The Company did not record compensation expense in relation to these options as management determined the value to be immaterial to the financial statements.

4.   **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $43,000 at December 31, 2021, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

5.   **Paycheck Protection Program Loan:**

In response to the economic instability caused by COVID-19, the Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities during the covered period, as further defined in the CARES Act.

The Company applied for and was approved for a PPP Loan in the amount of $18,750. The loan was funded on March 2, 2021. The loan accrued interest at 1.0% and loan payments were to begin either (1) the date that SBA remits the borrower's loan forgiveness amount to the lender of (2) if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP loan was uncollateralized and was fully guaranteed by the Federal government.

On February 8, 2022, the Company received notice that their loan was forgiven in full and therefore the balance of the proceeds was recorded as other income.